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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8- 66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive Floor 7
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rustyn L. Osier, Chief Accounting Officer (949) 717-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rustyn L. Osier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Accounting Officer

Title

Notary Public


LAURIE SELWITZ
Commission # 2097118
Notary Public - California
Orange County
My Comm. Expires Feb 11, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

As of December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC (the Company) as of December 31, 2015. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2015, is in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, CA
February 26, 2016

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Financial Condition

December 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,864,949
Prepaid expenses and other assets	309,091
Commissions due from affiliate	82,426
Reimbursements due from affiliate	1,544,338
Dealer manager fees due from affiliate	38,471
Property and equipment, net	89,313
TOTAL ASSETS	$ 3,928,588
LIABILITIES AND MEMBER'S CAPITAL	
Accrued compensation	$ 400,008
Accounts payable and accrued liabilities	758,735
Commissions and marketing fees payable to broker-dealers	99,352
	1,258,095
Commitments and contingencies *(Note 7)*	
Member's capital	2,670,493
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 3,928,588

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to the Statement of Financial Condition

December 31, 2015

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company ("LLC") in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member").

During 2015, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. ("KBS REIT"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Strategic Opportunity Real Estate Investment Trust, Inc. ("KBS SOR"), KBS Strategic Opportunity Real Estate Investment Trust II, Inc. ("KBS SOR II"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy"), KBS Growth & Income REIT, Inc. ("KBS G&I") and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III") (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II closed on December 31, 2010, KBS SOR closed on November 20, 2012, KBS Legacy closed on March 12, 2013, KBS Legacy Follow On closed on March 31, 2014, and KBS REIT III closed on May 29, 2015. KBS Strategic Opportunity REIT II Public Offering commenced on August 12, 2014, and KBS G&I Private Placement commenced on August 12, 2015.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2015. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Concentrations

Substantially all revenue generated by the Company during the year ended December 31, 2015 was from the KBS REITs.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REITs, including commissions on proceeds from the DRIP Plan. The Company pays marketing fees (reallows) to certain broker-dealers for marketing services provided by such broker-dealers.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to the Statement of Financial Condition

December 31, 2015

2. Summary of Significant Accounting Policies (continued)

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS SOR II, and KBS Growth & Income.

Taxes

As a LLC, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company adopted Accounting Standards Codification 740-10, *Income Taxes* ("ASC 740-10") for the fiscal year ended December 31, 2009. Based on its evaluation, under ASC 740-10, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ended December 31, 2015.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2015:

Computer equipment	$	67,928
Office equipment and fixtures		41,675
Less accumulated depreciation		(20,290)
	$	89,313

4. Related Party Transactions

Commissions and Dealer Manager Fees

The Company earns commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs. The commission percentage is calculated using a commission rate starting at 6.5% and declining to 1% of proceeds from sales of shares based on the number of shares sold. The dealer manager fees are calculated using a rate starting at 3% and declining to 1%. There are no dealer manager fees paid on sales from the DRIP Plan.

As of December 31, 2015, the Company had commissions due from affiliate of $82,426 and dealer manager fees due from affiliate of $38,471. The commissions and dealer manager fees receivable represent commissions and fees associated with the sale of shares for KBS REITs.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2015, the Company had net capital of $689,280 which was $605,407 in excess of the required net capital of $83,873 as computed in accordance with Rule 15c3-1. The Company's net capital ratio was 1.83 to 1.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to the Statement of Financial Condition

December 31, 2015

6. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

7. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are available for issuance. As of February 26, 2016, no material subsequent events have occurred.